130 Adelaide St. W., Suite 1901, Toronto, ON M5H 3P5 Tel: (416) 364-4938 Fax: (416) 364-5162 ir@avalonraremetals.com www.avalonraremetals.com

NEWS RELEASE

July 29, 2013	No. 13-05

Avalon Receives Positive Report of Environmental Assessment for the Nechalacho Rare Earth Elements Project, Thor Lake, NWT

Toronto, ON -- Avalon Rare Metals Inc. (TSX and NYSE MKT: AVL) (“Avalon” or the “Company”) is pleased to report that the Mackenzie Valley Environmental Impact Review Board (“MVEIRB”) has completed its Report of Environmental Assessment (the “EA Report”) and has recommended approval of the Company’s Nechalacho Rare Earth Elements Project, Thor Lake, Northwest Territories (the "Project").

MVEIRB concluded that a full environmental impact review of the Project is not necessary and recommends that the Minister of Aboriginal Affairs and Northern Development Canada (“AANDC”) approve the Project, subject to implementation of certain measures intended to mitigate any potential adverse environmental impacts.

Don Bubar, President and CEO stated “This is a major milestone for Avalon and the Project. We have made sustainability a top priority since beginning physical work at Nechalacho seven years ago and I am pleased to see these efforts recognized by MVEIRB.”

In its 220 page report, MVEIRB set out five measures that, when implemented, will mitigate any predicted environmental impacts so that they are no longer significant. These measures:

•	Ensure through comprehensive monitoring that the water released from the Project into the receiving environment does not cause significant impacts;
•	Require the development and implementation of a wildlife and wildlife habitat protection plan and monitoring programs, with an emphasis on caribou, and mitigation if required; and
•	Require that a socio-economic agreement with the Government of the Northwest Territories (“GNWT”) is in place before construction begins.

Avalon’s Vice President, Sustainability, Mark Wiseman commented “These measures are consistent with our values and the objectives articulated in our Corporate Sustainability Report. We have no hesitancy in committing to implement them. The Project has always been designed to minimize undesirable impacts but we accept that there is always room for improvement and commit to working with our Aboriginal partners and regulators to ensure there are no significant environmental impacts. Further, negotiations toward concluding a socio-economic agreement with the GNWT are already well advanced.”

The Company now awaits the decision of the AANDC Minister, who has the option to adopt the EA Report’s recommendations, refer the EA Report back to MVEIRB, suggest modifications to the recommendations, or reject the reasons for the decision and order a full environmental impact review. In the meantime, submissions to secure the necessary Land Use Permits and a Water License for the Project from the Mackenzie Valley Land and Water Board will be finalized along with advancing plans to implement the measures identified above. Avalon does not anticipate that these steps will cause any further delays to its present construction schedule.

Concurrent with the permitting process, Avalon continues its efforts to finalize its Aboriginal agreements, secure product off-take agreements, identify strategic partners, and secure project financing. Avalon continues to evaluate and test other project optimisation opportunities to improve the Project economics, reduce risk, enhance metallurgical recoveries, minimize environmental impacts and develop other operational efficiencies.

The full EA report can be viewed at: http://www.reviewboard.ca/registry/project_detail.php?project_id=87&doc_stage=11

About Avalon Rare Metals Inc.

Avalon Rare Metals Inc. is a mineral development company focused on rare metal deposits in Canada. Its flagship project, the 100%-owned Nechalacho Deposit, Thor Lake, NWT is exceptional in its large size and enrichment in the scarce 'heavy' rare earth elements, key to enabling advances in clean technology and other growing high-tech applications. With a positive feasibility study and environmental assessment completed, Nechalacho remains the most advanced potential large new source of heavy rare earths in the world outside of China, currently the source of over 95% of the world supply. Avalon is well funded, has no debt and its work programs are progressing steadily. Social responsibility and environmental stewardship are corporate cornerstones.

To find out more about Avalon Rare Metals Inc., please visit our website at www.avalonraremetals.com. For questions and feedback, please e-mail the Company at ir@avalonraremetals.com, or phone Don Bubar, President & CEO at 416-364-4938. Shares Outstanding: 103,796,986. Cash resources: approximately $12 million.

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “scheduled”, “anticipates”, “continues”, “expects” or “does not expect”, “is expected”, “scheduled”, “targeted”, “planned” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be” or “will not be” taken, reached or result, “will occur” or “be achieved”. Forward-looking statements contained herein include, without limitation, the Company’s beliefs and expectations concerning its strategic advantage, the Project’s technical and economic feasibility based on the results of the Feasibility Study, the Project’s status as the most advanced heavy rare earth elements project in the world outside China, the key measures and economics reported in the Feasibility Study, the elimination of technical risk associated with the cracking process, timelines, capital and sustaining costs, power and storage facilities, life of mine, social, community and environmental impacts, mineral resource and mineral reserve estimates, rare metal markets and sales prices, off-take agreements and purchasers for the Company’s products, environmental assessment and permitting, securing sufficient financing on acceptable terms, opportunities for short and long term optimization of the Project, and continued positive discussions and relationships with local communities and stakeholders. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Avalon to be materially different from those expressed or implied by such forward-looking statements. Forward-looking statements are based on assumptions management believes to be reasonable at the time such statements are made. Although Avalon has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. Factors that may cause actual results to differ materially from expected results described in forward-looking statements include, but are not limited to: Avalon’s ability to secure sufficient financing to advance and complete the Project, uncertainties associated with securing the necessary approvals and permits in a timely manner, assumptions used in the Feasibility Study proving to be inaccurate, uncertainties associated with Avalon’s resource and reserve estimates, uncertainties regarding global supply and demand for rare earth materials and market and sales prices, uncertainties associated with securing off-take agreements and customer contracts, uncertainties with respect to social, community and environmental impacts, uncertainties with respect to optimization opportunities for the Project, as well as those risk factors set out in the Company’s current Annual Information Form, Management’s Discussion and Analysis and other disclosure documents available under the Company’s profile at www.SEDAR.com. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Such forward-looking statements have been provided for the purpose of assisting investors in understanding the Company’s plans and objectives and may not be appropriate for other purposes. Accordingly, readers should not place undue reliance on forward-looking statements. Avalon does not undertake to update any forward-looking statements that are contained herein, except in accordance with applicable securities laws.